03 AUG -7 7:21



July 30, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel to transfer embedded software business to Tokyo Electric"

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

dlw 8/7

The Tokyo Electric Power Company, Incorporated
Kobe Steel, Ltd.

Kobe Steel to transfer embedded software business to Tokyo Electric

TOKYO (July 30, 2003) – Tokyo Electric Power Co. (TEPCO) and Kobe Steel, Ltd. agreed today for Kobe Steel to transfer its embedded software business to TEPCO, which will turn the business into a subsidiary.

Kobe Steel plans to move its embedded software business on October 31, 2003 to a company provisionally called MMP Corporation to be established the same day. At the same time, Kobe Steel intends to transfer 95.1% of its equity in MMP to TEPCO. In early August the two companies plan to sign the share transfer agreement. They will also change the name of the new company by the time of its establishment in October.

To improve its profit base, Kobe Steel has been carrying out a policy of selection and consolidation. Although the embedded software business is forecast to continue growing, it has relatively little synergy with Kobe Steel's other businesses. Kobe Steel and TEPCO decided that a corporate separation through a stock transfer would enable the embedded software business to make rapid management decisions, enabling it to flexibly respond to changes in the business environment. They concluded that the embedded software business under the TEPCO group would be able to grow significantly, backed by the business' technologies and solid performance.

TEPCO looks forward to quickly attaining the necessary technical capabilities and building a strong, stable customer base in the high-growth embedded software field. The new company will utilize the accumulated know-how of Kobe Steel's embedded software business already used in making smaller cell phones and electronic control devices as well as develop new functions. The business transfer also holds the promise of developing systems that combine the technical capabilities of TEPCO Systems Corporation and other affiliated companies in TEPCO's information and communication field. TEPCO hopes to develop comprehensive information services for a "ubiquitous society."

To date, TEPCO has started about 20 new companies and business. In the future, mergers and acquisitions, such as the transfer of the embedded software business, are anticipated to further promote business development.

Outline of New Embedded Software Company

1. Company Name:	Undecided	
2. Location:	Tokyo	
3. President:	Masaru Tsukihara (General Manager, Information & Telecom Products Dept., Kobe Steel, Ltd.)	
4. Business:	Development, manufacture and sale of embedded middleware, embedded development tools, and embedded database products	
5. Establishment:	October 31, 2003	
6. Capital:	200 million yen	
7. Shareholders:	TEPCO	95.1%
	Kobe Steel	3.0%
	Masaru Tsukihara	1.3%
	Toshihiro Yamauchi*	0.6%
8. Employees:	Approximately 30	

(* Toshihiro Yamauchi is a general manager in Kobe Steel's Information & Telecom Products Dept.)

Media relations:

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81-3-5739-6010
Fax +81-3-5739-5971
E-mail www-admin@kobelco.co.jp
Web site www.kobelco.co.jp

Investor relations:

Tel +81-3-5739-6043